BreastCare™

Differential Temperature Sensor

To be used by physicians as an adjunct to established clinical procedures for monitoring breast health.

Each BreastCare™ pad is intended for one-time use only.

Directions for Use & Patient Record Form

Description of the BreastCare™

Differential Temperature Sensor

The BreastCare™ consists of two soft, flexible pads, each faced with three foil segments of temperature sensitive dots. The sensor dots are arranged in columns numbered 1 to 18. Each column indicates a half-degree increase in temperature, over the range from approximately 90.0° F to 98.5° F. After 15 minutes in contact with the breasts, each foil segment will register a temperature indicated by dots that have changed color from blue to pink.

How BreastCare™ Works

When early stage breast cancers advance or certain forms of breast disease are present, metabolic activity increases, producing excessive heat in the affected breast. By comparing temperature readings from one breast to the other, the physician can quantitatively identify unilateral variation in temperature. The BreastCare™ measures temperatures of three regions on the surface of each breast. A temperature difference of 2° F or more between mirror-image regions indicates that a pathologic condition may exist in the breast with the elevated temperature.

Read the Following Instructions Completely Before Using the BreastCare™

Differential Temperature Sensor

1.

Storage

BreastCare™ pads are packaged in pairs with each pad specifically labeled for application to the right or left breast. Store packages at normal room temperature away from any source of heat.

2.

Preparation for the Test

A.

Determine whether the patient is a candidate for the BreastCare™ Evaluation depends on comparison of one breast to the other; therefore, best results will be achieved when there is no marked asymmetry in breast size and no other breast features that are distinctively unilateral. To assure good contact between the foil sensors and the skin, the device should be placed only on breasts with no surface deformities and only on patients whose bra cups fit snugly and fully cover breasts.

B.

 BreastCare™ pads are supplied in two configurations. The sizing chart provides a general guideline for product selection. Insure smooth contact between all foil segments and the surface of the breasts.

C.

The patient should be seated in an upright position, wearing a properly fitted bra underneath a lightweight garment, such as blouse or examination gown.

D.

Throughout the BreastCare™ evaluation, avoid touching the pads’ temperature sensitive dots.

E.

Remove the pads from the package, and place them foil-side-up on a counter. Do not remove the foil segments from the pads. Inspect both pads to see that all dots are blue. If some of the dots on a pad are not blue, place the device in a refrigerator or freezer for half an hour. After removal, insure that all the dots are blue. Prior to use, the device should be a room temperature.

Size Chart
Use Product Code
S/M	L/XL

3.

Placement of Pads

Ask the patient to lower the front of the bra to expose both breasts.

Note the pads are labeled for patient left and right breasts and oriented toward the “top.” Without touching the foil sensors, pick up the pad labeled “Left Breast” (Figure A). Beginning from below the breast (lifting the breast if necessary), place the foil sensor against the breast by pressing the pad from the crease under the breast, up toward the nipple, and then across the top of the breast. Make certain that the nipple is in the center hole.  With the hand cupped over the entire pad to hold the pad in place and the foil segments in contact with the breast skin, instruct the subject to stretch the bra cup and strap forward, and then up over the pad, securing it in place as the hand is withdrawn.

Repeat the application procedure for the right breast.

4.

Timing the BreastCare™ evaluation

When both pads are in place, begin timing. The patient should sit quietly for 15 minutes. A lightweight garment should be worn over the bra.

5.

Completing the BreastCare™ evaluation

After 15 minutes, remove the pads from the breasts. Avoid touching the foil segments. Remove the left pad first. Gently separate the pads from the breast surface then remove each one from the bra cup and place both foil-side-up on a counter, away from any source of heating or cooling. Repeat this procedure to remove the right pad.

After removal of the pads, record the results indicated on the foil sensors, beginning with the “left” pad as instructed on the next page. After use, handle and dispose of in accordance with accepted medical practice and applicable local, state, and federal laws and regulations.

6.  Recording the results

The diagram below shows a pair of BreastCare™ pads on which results are indicated by pink dots. The readings for each sensor segment are entered in the table below. Note that any column containing at least three pink dots is included in the score. Columns with only one or two pink dots are NOT included in the score.

Top Left

BreastCare™

Segment BLUE

Skin Side

Segment GREEN

(5)

(5)

      Segment Yellow

                                          (7)

Top Right

BreastCare™

Segment GREEN

Skin Side

Segment BLUE

(6)

(9)

      Segment YELLOW

     (7)

Segment BLUE	Segment GREEN	Segment YELLOW
Left: 5	Left: 5	Left: 7
Right: 9	Right: 6	Right: 7
Absolute Difference: 4	Absolute Difference: 1	Absolute Difference: 0

Result: In this example, Segment BLUE shows a temperature difference outside the range of normal variability (see “Evaluating the Results” below), indicating the possibility of an underlying pathologic condition in the right breast.

PATIENT RECORD FORM

Patient Name:

Test Date:

Test Administered By:

RECORD PATIENT RESULTS

For each of the foil segments-BLUE, GREEN, YELLOW- on the left pad, record the highest column number (1-18) in which THREE OR MORE DOTS ARE PINK.

Note: the smaller segments only have three dots in the even numbered columns. Repeat the scoring procedure for the three foil segments on the right breast pad. For each segment-BLUE, GREEN, YELLOW-calculate the absolute difference between scores for the left and right breasts.

Segment BLUE	Segment GREEN	Segment YELLOW
Left:	Left:	Left:
Right:	Right:	Right:
Absolute Difference:	Absolute Difference:	Absolute Difference:

7.

Evaluating the results

A difference of 3 or less

If the difference in indicated temperature between the two breasts is 3 columns or less for the Blue, Green, and Yellow segments, then the result falls within the range of normal temperature variability.

Breast temperature differential in range of variability, like oral temperature in the normal range, provide an indication of breast health.

Caution: Pathologic conditions without detectable temperature elevations may exist even when the results are within the normal range. These conditions include, but are not limited to, deep tumors near the chest wall, pathologies masked by high thermal conductivity due to glandular or edematous tissue, and synchrous bilateral breast disease.

A difference of 4 or more

If the difference in indicated temperature between the two breasts is 4 columns (2° F) or more for the Blue, Green, and Yellow segments, then the result is outside the range of normal temperature variability.

Temperature differentials outside the normal range are an alert to the possibility of an underlying pathologic condition in the breast with the elevated temperature. The BreastCare™ result provides adjunctive information to physicians monitoring breast health; the test is to be used in addition to, but not in place of, established monitoring methods.

Analysis of these results along with a clinical examination and the patient’s history will aid the physician in identifying women who require further examination or who should be monitored carefully for breast disease.

Frequency to use

The BreastCare™ Differential Temperature Sensor is a non-invasive, non-irritative device that may be used by the physician as frequently as desired for evaluation of breast temperature.

Adverse Effects

No adverse affects have resulted from the use of this device.

Precautions

A BreastCare™ test result indicating minimal or no temperature difference between corresponding areas of the two breasts (a 3-column difference or less for all three segments) is not a guarantee that disease does not exist or will not occur.

Infrequently, a patient’s BreastCare™ evaluation may indicate that the breast temperature is either below the BreastCare™ range (below 90° F no thermal dots become pink) or above it (above 98.5° F all dots turn pink). For this small population, a difference of 3 columns or less may be misleading however, a difference of 4 columns or more can be used.

Do not damage, touch or tear foil sensors from the pads. Improper use will result in false readings.

Scantek Medical, Inc.

4-B Wing Drive

Cedar Knolls, NJ 07927 USA

Tel: (973) 401-0434

Fax: (973) 401-0459

Web: www.scantekmedical.com

U.S. Patent Nos. 4,190,058, 4,624,264, 6,086,247

U.S. FDA No. K 832989